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                             June 22, 2020

       Neil Kumar
       Principal Executive Officer and Principal Financial Officer Eidos Therapeutics, Inc.
       101 Montgomery Street
       Suite 2000
       San Francisco, CA
       94104

                                                        Re: Eidos Therapeutics,
Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2019
                                                            Filed February 26,
2020
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2020
                                                            Filed May 8, 2020
                                                            File No. 001-38533

       Dear Mr. Kumar:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2019

       Clinical data
       Phase 2 clinical trial of AG10, page 12

   1.                                                   We note your reference
to the most common serious adverse events on page 16.
                                                        Please revise to
describe all serious adverse events and disclose the frequency with which each type of serious
adverse event occurred.
       Item 1. Business.
       Our material agreements
       License agreement with Alexion, page 21
 Neil Kumar
Eidos Therapeutics, Inc.
June 22, 2020
Page 2

2. Please disclose the royalty rate or a range that does not exceed a 10 point range.
Form 10-Q for the Quarterly Period Ended March 31, 2020

Exhibit 31, page Ex.31

3. Please confirm that you will revise your certifications in future filings to include the form specified in Item 601(b)(31)(i) with respect to the information included in paragraph 4 of the certifications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lisa Vanjoske at (202) 551-3614 or Mary Mast at (202) 551-3613 if
you have questions regarding comments.



FirstName LastNameNeil Kumar                                    Sincerely,
Comapany NameEidos Therapeutics, Inc.
                                                                Division of
Corporation Finance
June 22, 2020 Page 2                                            Office of Life
Sciences
FirstName LastName